Exhibit 99.4

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF GOLDCORP INC.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

APRIL 30, 2015

The undersigned shareholder(s) of GOLDCORP INC. (the “Company”) hereby appoint(s) Ian W. Telfer, Chairman of the Board of the Company, or in lieu of the foregoing, Charles A. Jeannes, President and Chief Executive Officer of the Company, or in lieu of the foregoing,                                                                                          , to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held at the Sheraton Centre Toronto Hotel, Grand East Ballroom, 123 Queen Street West, Toronto, Ontario on April 30, 2015 at 3:00 p.m. (Eastern Time) and at any adjournments thereof.

The directors and management recommend shareholders VOTE FOR the matters set out in items 1, 2, 3, 4, 5 and 6 below.

The undersigned specifies that all of the voting shares owned by him or her and represented by this form of proxy shall be:

1.	VOTED FOR or WITHHELD from voting in respect of the election of the following directors:

Voted For	Withheld	Voted For	Withheld

i.	John P. Bell	vi.	Clement A. Pelletier
ii.	Beverley A. Briscoe	vii.	P. Randy Reifel
iii.	Peter J. Dey	viii.	Ian W. Telfer
iv.	Douglas M. Holtby	ix.	Blanca Treviño
v.	Charles A. Jeannes	x.	Kenneth F. Williamson

2.	VOTED FOR ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of Deloitte LLP, Chartered Accountants, as auditors of the Company and authorizing the directors to fix their remuneration;

3.

VOTED FOR (    ) VOTED AGAINST (    ) a resolution approving the repeal of By-Law No.3 and By-Law No.4 of the Company, to be replaced in their entirety by Amended By-Law No.4, the full text of which is provided in Schedule “A” of the management information circular in respect of the Meeting (the “Circular”);

4.	VOTED FOR ( ) VOTED AGAINST ( ) a resolution approving certain amendments to the restricted share unit plan of the Company;

5.	VOTED FOR ( ) VOTED AGAINST ( ) a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

6.	VOTED on such other business as may properly come before the Meeting or any adjournment thereof.

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

Signature of Shareholder	DATED this day of , 2015.

Name of Shareholder (Please Print)

Quarterly Reports Request – The Company’s Interim Consolidated Financial Reports and related MD&A are available at www.goldcorp.com, but if you want to receive (or continue to receive) Interim Consolidated Financial Reports and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Interim Consolidated Financial Reports and related MD&A will not be sent to you in 2015.

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Annual Report Request – The Company’s Audited Annual Consolidated Financial Statements and related MD&A are available at www.goldcorp.com, but if you want to receive (or continue to receive) Audited Annual Consolidated Financial Statements and related MD&A by mail, mark the box and return this form. If you do not mark the box, or do not return this form, Audited Annual Consolidated Financial Statements and related MD&A for the year ended December 31, 2015 will not be sent to you.

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Electronic Delivery of Documents – See “General Information - Electronic Delivery” in the Circular. By consenting to electronic delivery you agree to receive all documents to which you are entitled electronically (rather than by mail) and understand that access to the Internet is required to receive a document electronically and certain system requirements must be installed (such as Adobe Acrobat Reader).

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If you mark the box immediately above, you are consenting to receive materials from the Company that you are entitled to receive by electronic means at the following email address:

PLEASE SEE NOTES ON REVERSE

Notes:

1.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy.

2.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares will be voted accordingly. Where no specification is made, the shares will be VOTED FOR the matters set out in items 1, 2, 3, 4, 5 and 6 above.

3.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

4.	This proxy ceases to be valid one year from its date.

5.	If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy, in the envelope provided for that purpose, to:

CST Trust Company

Attention: Proxy Department

P.O. Box 721

Agincourt, Ontario M1S 0A1

VOTE BY MAIL: This proxy should be dated and signed by the shareholder or the authorized attorney of the shareholder, such authorization (or a notarial copy thereof) to accompany the proxy. Please sign exactly as your name appears on the label. If undated, this proxy will be deemed to bear the date on which it was mailed by management to the shareholder. If the shareholder is a corporation, either its corporate seal must be affixed or the proxy should be signed by a duly authorized officer or attorney of the corporation, such authorization (or a notarial copy thereof) to accompany the proxy. Executors, administrators, trustees, and the like should so indicate when signing on behalf of a shareholder. Where shares are held jointly, each owner must sign.

VOTE BY FAX: To vote by fax, send this completed form of proxy to (416) 368-2502.

VOTE BY INTERNET: To vote by internet, go to www.cstvotemyproxy.com and have this form of proxy available, as you will be prompted to enter your 13-digit Control Number which is printed on this proxy. You may also appoint a person other than the persons designated on this form of proxy by following the instructions provided on the website.